SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Polycom, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K-10-4

(CUSIP Number of Common Stock underlying Class of Securities)

Michael R. Kourey

Senior Vice President of Finance and Administration
and Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, CA  94588

Tel: (925) 924-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark A. Bertelsen, Esq.

J. Rol Williams, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$112,385,552	$9,092(1)

*          Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 5,673,635 shares of common stock of Polycom, Inc. having an aggregate value of $112,385,552 as of May 27, 2003 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**   The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(1)   Previously paid.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (“Amendment No. 2”) to Tender Offer Statement on Schedule TO relates to an offer by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,673,635 shares of the Company’s common stock, whether vested or unvested, that have been granted under (i) the Company’s 1996 Stock Incentive Plan, (ii) the Company’s 2001 Nonstatutory Stock Option Plan or (iii) option plans assumed by Polycom in connection with acquisitions, have exercise prices greater than or equal to $13.48 per share (the “Eligible Options”) and are held by eligible employees.

This Amendment No. 2 reports the results of the Exchange Offer that occurred under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated May 28, 2003 (the “Offer to Exchange”); (ii) the related memorandum from Robert Hagerty dated May 28, 2003; (iii) the Election Form; and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Exchange Offer remain unchanged.

This Amendment No. 2 amends Item 4 of the Schedule TO to add the following language:

The Exchange Offer expired on June 25, 2003 at 5:00 p.m. Pacific Time.  The Company accepted for cancellation options to purchase an aggregate of 4,117,991 shares of the Company’s common stock tendered by eligible employees.  These options were cancelled on June 26, 2002.  Subject to the terms and conditions of the Exchange Offer, the Company will grant new options to purchase an aggregate of up to 3,294,586 shares of the Company’s common stock in exchange for the options cancelled pursuant to the Exchange Offer.

2

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options dated May 28, 2003.
(a)(1)(b)*	Memorandum from Robert Hagerty dated May 28, 2003.
(a)(1)(c)*	Election Form.
(a)(1)(d)*	Withdrawal Form.
(a)(1)(e)*	Form of Promise to Grant Stock Option(s).
(a)(1)(f)*	May 28, 2003 email from Helen Idnani to Polycom employees announcing the commencement of the exchange offer and transmitting the exchange offer documents.
(a)(1)(g)*	May 28, 2003 email from Robert C. Hagerty to Polycom employees regarding the exchange offer.
(a)(1)(h)*	Form of email to Polycom employees acknowledging receipt of an election or withdrawal form.
(a)(1)(i)*	Form of email to Polycom employees regarding the status of the exchange offer.
(a)(1)(j)*	Overview presentation regarding the exchange offer.
(b)	Not Applicable.
(d)(1)*	1996 Stock Incentive Plan, as amended, and form of stock option agreement thereunder.
(d)(2)*

2001 Nonstatutory Stock Option Plan and form of stock option agreement thereunder (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001, and incorporated herein by reference).

(d)(3)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for France and form of stock option agreement thereunder.
(d)(4)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for Israel and form of stock option agreement thereunder.
(d)(5)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of stock option agreement thereunder.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/s/ MICHAEL R. KOUREY
Michael R. Kourey
Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary

Date:  June 27, 2003

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options dated May 28, 2003.
(a)(1)(b)*	Memorandum from Robert Hagerty dated May 28, 2003.
(a)(1)(c)*	Election Form.
(a)(1)(d)*	Withdrawal Form.
(a)(1)(e)*	Form of Promise to Grant Stock Option(s).
(a)(1)(f)*	May 28, 2003 email from Helen Idnani to Polycom employees announcing the commencement of the exchange offer and transmitting the exchange offer documents.
(a)(1)(g)*	May 28, 2003 email from Robert C. Hagerty to Polycom employees regarding the exchange offer.
(a)(1)(h)*	Form of email to Polycom employees acknowledging receipt of an election or withdrawal form.
(a)(1)(i)*	Form of email to Polycom employees regarding the status of the exchange offer.
(a)(1)(j)*	Overview presentation regarding the exchange offer.
(b)	Not Applicable.
(d)(1)*	1996 Stock Incentive Plan, as amended, and form of stock option agreement thereunder.
(d)(2)*

2001 Nonstatutory Stock Option Plan and form of stock option agreement thereunder (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001, and incorporated herein by reference).

(d)(3)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for France and form of stock option agreement thereunder.
(d)(4)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for Israel and form of stock option agreement thereunder.
(d)(5)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of stock option agreement thereunder.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.